                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*



                       American Opportunity Income Fund
________________________________________________________________________________
                               (Name of Issuer)


                                 Common Shares
________________________________________________________________________________
                         (Title of Class of Securities)


                                   028727105
        _______________________________________________________________
                                (CUSIP Number)

                               Robert S. Goedken
                    Cargill Financial Services Corporation
                             6000 Clearwater Drive
                             Minnetonka, MN 55343
                                (612) 984-3194
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                   11/05/96
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 028727105                                      PAGE 1 OF 3 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Cargill Financial Services Corporation
      6000 Clearwater Drive
      Minnetonka, MN 55343
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC (see Item 3 of attached Schedule 13D Statement)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,558,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,558,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,558,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.73%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                            SCHEDULE 13D STATEMENT

     Item 1.  Security and Issuer
              -------------------

     This Statement relates to shares of the American Opportunity Income Fund (the "Fund"), a closed-end mutual fund, the principal executive offices of which are located at Piper Jaffray Tower, 222 South Ninth Street, Minneapolis, Minnesota 55402.

     Item 2.  Identity and Background
              -----------------------

     (a) The person filing this Statement is Cargill Financial Services Corporation, a Delaware corporation ("CFSC"), the address of which is 6000 Clearwater Drive, Minnetonka, Minnesota 55343. The principal business of CFSC is financial trading and investment activities, conducted both on a proprietary basis and on behalf of unaffiliated investors.

     (b)  Not applicable.

     (c)  Not applicable.

     (d) CFSC has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) CFSC has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order against it enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Not applicable.

     Item 3.  Source and Amount of Funds or Other Consideration
              -------------------------------------------------

     The source of funds for all purchases of the shares of the Fund was working capital.

     Item 4.  Purpose of Transaction
              ----------------------

     The purchases representing an aggregate of 1,558,000 shares of the Fund were for investment purposes. CFSC intends to review its position in the Fund from time to time. Depending upon future evaluations of the Fund and market conditions, CFSC may determine to increase or decrease its holdings in the Fund by acquiring additional shares of the Fund or by disposing of all or a portion of its shares, subject to any applicable legal and contractual restrictions on its ability to do so.

Except as set forth herein, CFSC does not have any plans or proposals which would relate to or result in any of the transactions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

     Item 5.  Interest in Securities of the Issuer
              ------------------------------------

     As of November 5, 1996, CFSC held 1,558,000 shares of the Fund Stock. Based upon information provided by Bloomberg, such holdings constituted 6.73% of the outstanding shares of the Fund. CFSC has sole voting power and disposition power over the shares of the Fund held by CFSC.

     The transactions effected by CFSC in the Fund since the most recent filing on Schedule 13D are open market purchases of 245,700 shares at $5.77 per share made October 18, 1996, through November 5, 1996.

     Item 6.  Contracts, Arrangements, Undertakings or Relationships with
              -----------------------------------------------------------
              Respect to Securities of the Issuer
              -----------------------------------

     None.

     Item 7.  Material to be Filed as Exhibits
              --------------------------------

     None.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                           CARGILL FINANCIAL SERVICES
                                           CORPORATION

                                           By: /s/ Gary W. Jarrett
                                               ___________________________
                                               Gary W. Jarrett
                                               Senior Vice President


Date:  November 11, 1996